Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated December 11, 2006 relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of SFAS 123R, Shared-Based Payment) of International Game Technology and our report dated December 11, 2006 relating to management’s report on the effectiveness of internal control over financial reporting, included in the Annual Report on Form 10-K of International Game Technology for the year ended September 30, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Los Angeles, California

March 7, 2007